DD 11/30

SEC
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NOV 30 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 24, 2012 (MM/DD/YY) AND ENDING September 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Wilshire Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1224 E Green Street, Suite 200
(No. and Street)

Pasadena	California	91106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott W. Hood (626) 796-6622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Yu and Associates
(Name – *if individual, state last, first, middle name*)

16133 Ventura Blvd. Suite 450	Encino	California	91436
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 12/17

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott W Hood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Wilshire Securities Inc., as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Subscribed and Sworn to on October 17, 2012

Signature

President and CEO

Title

Notary Public

NANCY L. MCKENZIE
Commission # 1842849
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WILSHIRE SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2012

LICHTER, YU AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
First Wilshire Securities, Inc.
Pasadena, California

We have audited the accompanying balance sheet of First Wilshire Securities, Inc. as of September 30, 2012, and the related statement of operations and changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Wilshire Securities, Inc. as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Yu + Associates

November 6, 2012
Encino, California

FIRST WILSHIRE SECURITIES, INC.
BALANCE SHEETS
SEPTEMBER 30, 2012

ASSETS

Current Assets		
Cash and cash equivalents	$	170,758
Receivable from brokers and dealers		64,859
Investments		68,108
Total Assets	$	303,725

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable	$	32,668
Income tax payable		6,602
Accrued expenses		4,500
Total Current Liabilities		43,770
Stockholders' Equity		
Common stock, 10,000 shares authorized and 5,000 shares issued and outstanding, $3 par value		15,000
Additional paid in capital		223,866
Retained earnings		21,089
Total Stockholders' Equity		259,955
Total Liabilities and Stockholders' Equity	$	303,725

See Accompanying Independent Auditor's Report and Notes to Financial Statements

FIRST WILSHIRE SECURITIES, INC.
STATEMENT OF OPERATIONS
FROM INCEPTION DATE OF MAY 24, 2012 TO SEPTEMBER 30, 2012

Revenue	
Commissions and fees	$ 79,165
Total Revenue	79,165
Expense	
Salaries, payroll taxes and benefits	6,864
Operating expenses	25,641
Professional services	4,500
Clearing charges	14,306
Other expenses	162
Total Expenses	51,473
INCOME BEFORE PROVISION FOR INCOME TAXES	27,691
Income tax provision	6,602
NET INCOME	$ 21,089

See Accompanying Independent Auditor's Report and Notes to Financial Statements

FIRST WILSHIRE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FROM INCEPTION DATE OF MAY 24, 2012 TO SEPTEMBER 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	21,089
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease (Increase) in receivable from Brokers and Dealers		(64,859)
(Decrease) Increase in accounts payable		32,668
(Decrease) Increase in income tax payable		6,602
(Decrease) Increase in accrued expenses		4,500
Total Adjustments		(21,089)
Net cash provided by operations		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock		170,758
Net cash provided by financing activities		170,758
Net increase in cash		170,758
Cash at beginning of year		-
Cash at end of year	$	170,758
Supplemental cash flow disclosures:		
Income tax payments	$	-
Interest payments	$	-
Supplemental disclosure of non-cash investing and financing activities:		
Transfer of investments for issuance of common stock	$	68,108

See Accompanying Independent Auditor's Report and Notes to Financial Statements

FIRST WILSHIRE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FROM INCEPTION DATE OF MAY 24, 2012 TO SEPTEMBER 30, 2012

Common Stock		
Balance at beginning of year	$	-
Sale of common stock		15,000
Balance at end of year		15,000
Additional paid in capital		
Balance at beginning of year		-
Sale of common stock		223,866
Balance at end of year		223,866
Retained earnings		
Balance at beginning of year		-
Net income for year		21,089
Balance at end of year		21,089
Total Equity	$	259,955

See Accompanying Independent Auditor's Report and Notes to Financial Statements

Note A - Nature of Activities

The Company was incorporated in California to operate as a registered broker dealer as a member of the Financial Industry Regulatory Authority (FINRA) on May 24, 2012.

Note B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Commissions and related clearing expenses are recorded on a settlement date basis.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates, and those might be material.

Fair Value Measurements
The Company has adopted the fair value standards for financial assets and liabilities that are required to be measured at fair value on a recurring basis. The Fair Value Measurement standards define fair value, establish a framework for measuring fair value, outline a fair value hierarchy based on inputs used to measure fair value and enhance disclosure requirements for fair value measurements. The fair value hierarchy distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Level 1 or 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). These standards do not change existing guidance as to whether or not an instrument is carried at fair value.

The Company did not any level 2 or 3 investments.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances have exceeded the FDIC insured levels at various times during the year and at year-end. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Income Taxes
The Company utilizes ASC Topic 740, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Investments
Investments that were held during the year ended September 30, 2012 consisted of mutual funds and common shares of U.S. publicly traded companies.

Investments were comprised of the following at September 30, 2012:

Type of Investments	Cost	Fair Market Value
Common Shares	$ 857	$ 2,371
Money Market	314,629	314,629
Total	$ 315,486	$ 317,000

Customer Transactions
The Company does not hold inventory or funds for customers.

Note C - Cash

The Company maintains its cash balances at banks and a brokerage house located in Pasadena, and Los Angeles, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000 and $10,000,000, respectively. As of September 30, 2012, there were no uninsured cash balances.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2012, the Company had net capital requirements of $50,000 and net capital of approximately $257,961.

Note E – Customer Protection Rule Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F – Related Party Transactions

The Company is a wholly owned subsidiary of First Wilshire Securities Management, Inc. As of September 30, 2012, the Company paid $25,643 in operating expenses for shared operating expenses to First Wilshire Securities Management, Inc.

Note G - Income Tax Provision

At September 30, 2012, the Company has made tax provisions of $4,154 for Federal and $2,448 for California State Franchise Tax.

Note H – Subsequent Event

The Company has evaluated subsequent events through November 6, 2012 the date on which the financial statements were available to be issued. The Company is not aware of any subsequent events that require recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

FIRST WILSHIRE SECURITIES, INC.
COMPUTATION OF NET CAPITAL
AND AGGREGATE INDEBTEDNESS

SCHEDULE I

EQUITY - FISCAL YEAR END	$	259,955
Less Non Allowable Assets		-
Total Non Allowable Assets		-
Less Haircuts		1,994
NET CAPITAL	$	257,961
Total Liabilities		43,770
Aggregated Indebtedness		43,770
Net Capital Required		50,000
Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness)		2,919
Minimum Dollar Requirement		50,000
Net Capital Requirement (greater of the two)		50,000
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$	253,584

See Accompanying Independent Auditor's Report and Notes

FIRST WILSHIRE SECURITIES, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II

SCHEDULE II

NET CAPITAL PER FOCUS II REPORT	$	270,125
Increase (Decrease) in income due to audit adjustments		(12,164)
NET CAPITAL	$	257,961

RECONCILIATION OF AUDIT ADJUSTMENTS:		
(Increase) decrease in accrued expenses	$	(4,500)
(Increase) decrease in income tax provision		(6,602)
Increase (decrease) in receivables		(900)
(Increase) decrease in payables		(162)
Increase (Decrease) in income due to audit adjustments	$	(12,164)

See Accompanying Independent Auditor's Report and Notes

FIRST WILSHIRE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

SEPTEMBER 30, 2012

Schedule III

First Wilshire Securities, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

The Board of Directors
First Wilshire Securities, Inc.
Pasadena, California

In planning and performing our audit of the financial statements of First Wilshire Securities, Inc. as of September 30, 2012, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kuhter, Yu & Associates

November 6, 2012
Encino, California

LICHTER, YU AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
First Wilshire Securities, Inc.
1224 East Green Street, Suite #200
Pasadena, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from May 24, 2012 to September 30, 2012, which were agreed to by First Wilshire Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating First Wilshire Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). First Wilshire Securities, Inc.'s management is responsible for the First Wilshire Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement recorded entries and check to be issued in the amount of $162, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2012, see attached "Reconciliation of Form SIPC-7T", as applicable, with the amounts reported in Form SIPC-7T for the year ended September 30, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, see attached "Reconciliation of Adjustments on Form SIPC-7T", noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, see "Reconciliation of Calculations on Form SIPC-7T" noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, if applicable. There was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lutter, Yu + Associates

November 6, 2012
Encino, California

FIRST WILSHIRE SECURITIES, INC.
RECONCILIATION OF FORM X-17A-5 TO FORM SIPC-7T

Revenue audited:		
Commissions and fees	$	79,165
Total revenue audited for the fiscal year ended September 30, 2012		79,165
Total revenue reported on Form SIPC-7T		79,165
(Over) Under reported	$	-

See Accompanying Independent Auditor's Report and Notes

FIRST WILSHIRE SECURITIES, INC.
RECONCILIATION OF ADJUSTMENTS ON FORM SIPC-7T

Adjustments reported on Form SIPC-7T		
Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions	$	(14,306)
Total adjustments reported on Form SIPC-7T		(14,306)
General Ledger Comparison:		
Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions		14,306
(Over) Under reported	$	-

See Accompanying Independent Auditor's Report and Notes

FIRST WILSHIRE SECURITIES, INC.
RECONCILIATION OF CALCULATIONS ON FORM SIPC-7T

Total revenue reported on Form SIPC-7T	$	79,165
Total adjustments reported on Form SIPC-7T		(14,306)
SIPC net operating revenues	$	64,859
General assessment @ .0025	$	162
Amount reported on Form SIPC-7T	$	162
(Over) Under reported	$	-

See Accompanying Independent Auditor's Report and Notes

FIRST WILSHIRE SECURITIES MANAGEMENT, INC. AND SUBSIDIARY

FINANCIAL STATEMENTS

SEPTEMBER 30, 2012 AND 2011

LICHTER, YU AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
First Wilshire Securities Management, Inc. and Subsidiary
Pasadena, California

We have audited the accompanying balance sheets of First Wilshire Securities Management, Inc. and Subsidiary as of September 30, 2012 and 2011, and the related statements of operations and changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Wilshire Securities Management, Inc. and Subsidiary as of September 30, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Lichter, Yu + Associates

November 16, 2012
Encino, California

FIRST WILSHIRE SECURITIES MANAGEMENT, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

ASSETS

	September 30, 2012	September 30, 2011
Current Assets		
Cash and cash equivalents	$ 565,012	$ 716,493
Commission receivable	64,859	37,859
Management fee receivable	351,450	-
Investments	317,737	317,622
Tax receivable	-	9,704
Prepaid expenses	-	7,400
Total Current Assets	1,299,058	1,089,078
Non-Current Assets		
Furniture, equipment and improvements, net	16,529	14,603
Intangible assets, net	2,027,233	-
Deposit	8,500	8,500
Total Non-Current Assets	2,052,262	23,103
Total Assets	$ 3,351,320	$ 1,112,181

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
Current Liabilities		
Accounts payable	$ 26,642	$ 20,321
Client list payable	727,587	-
Income tax payable	3,794	-
Deferred tax liabilities	1,755	-
Deferred income	-	312
Accrued expenses	610,662	346,522
Long term debt, current portion	216,760	-
Total Current Liabilities	1,587,200	367,155
Non-Current Liabilities		
Long term debt, net of current portion	983,240	-
Total Non-Current Liabilities	983,240	-
Total Liabilities	$ 2,570,440	$ 367,155
Stockholders' Equity		
Common stock, 48,500 shares issued and outstanding, $1 par value	48,500	48,500
Additional paid in capital	179,860	179,860
Retained earnings	552,520	516,666
Total Stockholders' Equity	780,880	745,026
Total Liabilities and Stockholders' Equity	$ 3,351,320	$ 1,112,181

See Accompanying Independent Auditor's Report and Notes to Consolidated Financial Statements

FIRST WILSHIRE SECURITIES MANAGEMENT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	September 30, 2012	September 30, 2011
Revenue		
Commissions and fees	$ 8,471,040	$ 9,045,123
Total Revenue	8,471,040	9,045,123
Expense		
Commissions	552,563	778,285
Salaries, payroll taxes and benefits	6,614,677	7,234,104
Rent	121,842	121,782
Professional services	131,644	26,854
Clearing charges	187,828	253,280
Impairment loss	221,925	-
Other expenses	582,784	605,922
Total Expenses	8,413,263	9,020,227
Income from Operations	57,776	24,895
Total Other (Income) and Expense		
Interest income	(535)	(623)
Interest expense	-	35
Dividend income	(136)	(317)
Unrealized investment (gain) loss	(115)	(318)
Depreciation and amortization	10,059	14,507
Total Other Expense	9,273	13,284
INCOME BEFORE PROVISION FOR INCOME TAXES	48,503	11,611
Income tax provision	12,649	7,493
NET INCOME	$ 35,854	$ 4,118

See Accompanying Independent Auditor's Report and Notes to Consolidated Financial Statements

FIRST WILSHIRE SECURITIES MANAGEMENT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	September 30,	
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 35,854	$ 4,118
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	10,059	14,507
Impairment loss	221,925	-
Unrealized (gain) loss	(115)	(318)
Decrease (Increase) in commission receivable	(27,000)	17,431
Decrease (Increase) in management fee receivable	(351,450)	-
Decrease (Increase) in tax receivable	9,704	(9,704)
Decrease (Increase) in prepaid expenses and deposits	7,400	750
(Decrease) Increase in accounts payable	6,321	(749)
(Decrease) Increase in income tax payable	3,794	(2,518)
(Decrease) Increase in deferred tax liabilities	1,755	-
(Decrease) Increase in deferred revenue	(312)	312
(Decrease) Increase in accrued expenses	264,140	138,710
Total Adjustments	146,221	158,421
Net cash provided by operations	182,075	162,539
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of intangible assets	(1,521,571)	-
Purchase of securities	-	(305)
Purchase of furniture and equipment	(11,985)	(8,484)
Net cash used in investing activities	(1,533,556)	(8,789)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from notes payable	1,200,000	-
Net cash provided by financing activities	1,200,000	-
Net increase (decrease) in cash	(151,481)	153,750
Cash at beginning of year	716,493	562,743
Cash at end of year	$ 565,012	$ 716,493
Supplemental cash flow disclosures:		
Income tax payments	$ 5,200	$ 21,560
Interest payments	$ -	$ 35

See Accompanying Independent Auditor's Report and Notes to Consolidated Financial Statements

FIRST WILSHIRE SECURITIES MANAGEMENT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	September 30, 2012	September 30, 2011
Common Stock		
Balance at beginning of year	$ 48,500	$ 48,500
Sale of common stock	-	-
Balance at end of year	48,500	48,500
Additional paid in capital		
Balance at beginning of year	179,860	179,860
Sale of common stock	-	-
Balance at end of year	179,860	179,860
Retained earnings		
Balance at beginning of year	516,666	512,548
Net income for year	35,854	4,118
Balance at end of year	552,520	516,666
Total Equity	$ 780,880	$ 745,026

See Accompanying Independent Auditor's Report and Notes to Consolidated Financial Statements

Note A - Nature of Activities

First Wilshire Securities Management, Inc. was incorporated in California to operate as a registered broker dealer as a member of the Financial Industry Regulatory Authority (FINRA) on September 10, 1973. On May 24, 2012, the Company formed a wholly owned subsidiary named First Wilshire Securities, Inc. that was incorporated in California. When used in these notes, the terms "Company," "we," "our," or "us" mean First Wilshire Securities Management, Inc. and its Subsidiary.

Note B - Accounting Policies

Revenue Recognition
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes. Commissions and related clearing expenses are recorded on a settlement date basis.

Principles of Consolidation
The consolidated financial statements include First Wilshire Securities Management, Inc. and its wholly-owned Subsidiary, First Wilshire Securities, Inc. All inter-company transactions and balances have been eliminated from the consolidated financial statements.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
For certain of the Company's financial instruments, including cash and equivalents, restricted cash, investments, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value ("FV") of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines FV, and establishes a three-level valuation hierarchy for disclosures of FV measurement that enhances disclosure requirements for FV measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of September 30, 2012 and 2011, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at FV.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances have exceeded the FDIC insured levels at various times during the year and at year-end. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Income Taxes

The Company utilizes FASB ASC Topic 740, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company follows FASB ASC Topic 740, "Accounting for Uncertainty in Income Taxes." When tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income.

At September 30, 2012 and 2011, the Company had not taken any significant uncertain tax positions on its tax returns for September 30, 2012 and 2011 or in computing its tax provisions.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Leasehold Improvements	Balance of lease at time of improvement
Furniture and Fixtures	3 to 10 years
Office Equipment	3 to 10 years

Investments
Investments that were held during the year ended September 30, 2012 consisted of mutual funds and common shares of U.S. publicly traded companies.

Investments were comprised of the following at September 30, 2012 and 2011:

September 30, 2012 Type of Investments	Cost	Fair Market Value
Common Shares	$ 1,162	$ 3,108
Money Market	314,629	314,629
Total	$ 315,791	$ 317,737

September 30, 2011 Type of Investments	Cost	Fair Market Value
Common Shares	$ 1,162	$ 2,993
Money Market	314,629	314,629
Total	$ 315,791	$ 317,622

Customer Transactions
The Company does not hold inventory or funds for customers.

Financial Statement Presentation
Certain changes to the 2011 financial statements have been made to conform to the 2012 financial statement format.

Intangible Assets
The Company evaluates the recoverability of long-lived assets with finite lives. The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is deemed not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Based upon the most recent assessment as of September 30, 2012, management has determined there was $221,925 impairment in the carrying value of long-lived assets.

Recent accounting pronouncements
On July 27, 2012, the FASB issued ASU 2012-02, Intangibles-Goodwill and Other (Topic 350) - Testing Indefinite-Lived Intangible Assets for Impairment. The ASU provides entities with an option to first assess qualitative factors to determine whether events or circumstances indicate that it is more likely than not that the indefinite-lived intangible asset is impaired. If an entity concludes that it is more than 50% likely that an indefinite-lived intangible asset is not impaired, no further analysis is required. However, if an entity concludes otherwise, it would be required to determine the FV of the indefinite-lived intangible asset to measure the amount of actual impairment, if any, as currently required under US GAAP. The ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. As of September 30, 2012, there is no other recently issued accounting standards not yet adopted that would have a material effect on the Company's consolidated financial statements.

Note C - Cash

The Company maintains its cash balances at banks and a brokerage house located in Pasadena, and Los Angeles, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000 and $10,000,000, respectively. As of September 30, 2012 and 2011, there were $144,254 and $445,579 uninsured cash balances at banks, respectively.

Note D - Fixed Assets

As of September 30, 2012 and 2011 fixed assets consisted of the following:

	2012	2011
Furniture and equipment	$ 286,204	$ 274,219
Leasehold improvements	21,519	21,519
Total fixed assets	307,723	295,738
Accumulated depreciation	(291,194)	(281,135)
Net fixed assets	$ 16,529	$ 14,603

Depreciation expense was $10,059 and $14,507 for the years ended September 30, 2012 and 2011, respectively.

Note E - Intangible Assets

As of September 30, 2012, intangible assets consisted of the following:

	2012
Client list	$ 2,249,158
Less impairment	(221,925)
Net intangible asset	$ 2,027,233

First Wilshire Securities Management, Inc. in June 2012 entered into an agreement to purchase the client list from another securities broker-dealer. The terms of the agreement was for First Wilshire Securities Management, Inc. to pay 1.8% of the fair market value of the clients portfolio that transferred and another 0.8% on the fair market value on the one year anniversary if the client stayed with First Wilshire Securities, Inc. As of September 30, 2012, the Company recorded an estimated liability of $727,586 for the 0.8% due on the one year anniversary.

Note F - Deferred Tax Liability

Deferred tax is the tax effect of the difference between the tax bases and book bases of intangible assets. At September 30, 2012, deferred tax liability represents the difference between the amortization expense between book and tax basis from the intangible assets.

Note G - Income Tax Provision

At September 30, 2012 and 2011, the Company has made a $8,078 and $4,300 Federal and $4,571 and $3,193 California State Franchise Tax provision in each year, respectively.

Note H - Compensated Absences

All full time regular covered employees are eligible for vacation with pay according to the following schedule: During the first year of employment, employees can earn up to forty (40) hours of vacation; during the second year of employment, employees can earn up to eighty (80) hours of vacation; and during the sixth year of employment, employees can earn up to one hundred twenty (120) hours of vacation, and during the eleventh year of employment and thereafter, employees can earn up to one hundred sixty (160) hours of vacation. Employees can accrue up to a maximum of 1.5 times their annual rate; no additional time will be accrued until some vacation time is used. The date of employment will be considered the anniversary date for vacation purposes. At termination, employees are paid for any accumulated unpaid vacation leave. As of September 30, 2012 and 2011 vacation liability exists in the amount of $31,418 and $24,771, respectively.

Note I - Loan Agreements

On September 28, 2012, the Company entered into a loan agreement with two shareholders of First Wilshire Securities Management, Inc., in the amount of $600,000 each or $1,200,000. Under the loan agreement, the Company will pay the loans in quarterly installments with interest at one year LIBOR + 3% with a floor of 5% per annum, calculated yearly, not in advance.

As of September 30, 2012, total loans outstanding were classified as follows:

	2012
Current portion	$ 216,760
Long term portion	983,240
Total due	$ 1,200,000

A five year maturity of these loans is as follows as of September 30, 2012:

September 30,	
2013	$ 216,760
2014	227,803
2015	239,408
2016	251,605
Thereafter	264,424
	$ 1,200,000

Note J - Related Party Transactions

As of September 30, 2012 and 2011 the Company generated $1,287,928 and $1,250,857 respectively in management fees for services provided to another company in which the shareholders of First Wilshire Securities Management, Inc. are shareholders.

Note K - Commitments

The Company leases office facilities and some of its equipment under non-cancelable operating leases. These leases expire at various dates through 2013 and may contain renewal options. Rent expense for years ended September 30, 2012 and 2011 was $121,842 and $121,782 respectively.

The future minimum lease obligation resulting from these agreements are as follows:

Fiscal year ended September 30,	
2013	$ 9,899

Note L - Subsequent Events

The Company has evaluated subsequent events through November 16, 2012 the date on which the financial statements were available to be issued. The Company is not aware of any subsequent events that require recognition or disclosure in the financial statements.

Note M - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, First Wilshire Securities Management, Inc.'s subsidiary First Wilshire Securities, Inc. was required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As September 30, 2012, First Wilshire Securities was required to maintain minimum net capital requirements of $50,000 and First Wilshire Securities, Inc. had net capital of approximately $257,961 as of September 30, 2012.

Note N - Customer Protection Rule Exemption

First Wilshire Securities, Inc. relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.